# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Civeo Corp, CIK 0001590584
CUSIP: 17878Y207
Title of class of securities: Common Shares
Address of issuer's principal executive offices: THREE ALLEN CENTER, 333 CLAY STREET, SUITE 4400, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001056823

## Reporting persons
- HORIZON KINETICS ASSET MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,449,487; shared voting power 0; sole dispositive power 2,449,487; shared dispositive power 0; aggregate amount beneficially owned 2,449,487 (21.3% of the class)
  Comment: Horizon Kinetics Asset Management LLC is a wholly owned subsidiary of Horizon Kinetics Holdings Corporation.

## Item 1. Issuer
Name of issuer: Civeo Corp
Address of issuer's principal executive offices: THREE ALLEN CENTER, 333 CLAY STREET, SUITE 4400, HOUSTON, TEXAS, 77002.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Horizon Kinetics Asset Management LLC, a wholly owned subsidiary of Horizon Kinetics Holding Corporation.
Address of principal business office or, if none, residence:
470Park Avenue South, 4th Fl S
New York, NY 10016
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,449,487
Percent of class: 21.3%
Sole power to vote or to direct the vote: 2,449,487
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,449,487
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HORIZON KINETICS ASSET MANAGEMENT LLC: /s/Jay Kesslen, General Counsel (01/28/2026)